Ponix, Inc.



ANNUAL REPORT

209 Edgewood Ave. SE #102

Atlanta, GA 30303

0

https://ponixfarms.com/

This Annual Report is dated April 28, 2023.

BUSINESS

Ponix, Inc. ("Ponix" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. Ponix, Inc previously operated as Ponix, LLC (organized in New York on Sept. 18, 2014) and has since converted into a Delaware C-Corp. on May 21, 2021.

Ponix establishes and operates autonomous smart indoor vertical farming facilities - providing businesses and consumers direct access to fresh fruits, vegetables, and herbs - much like a power plant provides residents and businesses with electricity. We believe direct access to the freshest produce hasn't been this easy.

Ponix is building resilient food systems by creating innovative agriculture solutions and deploying them to the commercial market where consumers and communities everywhere can utilize our smart farming technology. Leveraging hydroponics, aquaponics, aeroponics, and indoor vertical growing methods, we are able to produce a variety of high-quality, nutrient-rich, crops with minimal resources and no pesticides. Our zero-waste approach requires 95% less land and 90% less water compared to conventional soil farming.

The Company has filed 4 patents and registered 5 trademarks with USPTO and assigned all of its Intellectual Property to Ponix, Inc. Ponix has plans to license its IP portfolio to other businesses in the future to reach national and international markets.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to year ended December 31, 2021.
Revenue
Revenue for fiscal year 2022 was $351,485 a more than 100% increase compared to fiscal year 2021 revenue of $149,290. This is the result of more efforts placed in new business development.
Cost of sales
Cost of sales in 2022 was $82,927 a decrease of approximately $54,000 from costs of $136,623 in fiscal year 2021. The cost decreased because in 2022 the company sold less equipment, but revenues increased through selling consulting services, which are listed as part of General and Administrative Services in the income statements.
Gross margins
2022 gross profit increased by $256,000 over 2021 gross profit and gross margins as a percentage of revenues increased from 8.5% in 2021 to 76.4% in 2022. This improved performance was caused by increased sales in consulting services over sales of equipment.
Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents. Expenses in 2022 increased $164,665 from 2021 The Company hired consultants for project deliveries.

Historical results and cash flows

We do not believe historical results are indicative of future cash flow. In 2022, we doubled our revenue from 2021. As of April 25, 2023, our revenue is $112,500. Following the trajectory we have seen in 2023 so far, we expect 2023 revenues to be in the range of $350,000 to $400,000. This also excludes any increase in revenue from the $5,000,000 grant that was award to the Company. We project Cost of Goods Sold including contractor expenses to be consistent to prior years as a percentage of revenues. We expect fixed costs to change very little.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $27,904.00. [*The Company intends to raise*

additional funds through an equity financing.]

Debt

Creditor: Consciousness Incorporated -loan

Amount Owed: $29,375.00

Interest Rate: 0.0%

Creditor: Hyon Choi - loan

Amount Owed: $304.00

Interest Rate: 0.0%

Creditor: Dennis Fernland - Loan

Amount Owed: $11,030.00

Interest Rate: 0.0%

Creditor: OKMagz, LLC- Promissory Note

Amount Owed: $31,278.00

Interest Rate: 12.0%

Maturity Date: August 01, 2025

Creditor: Lucas Kraft- Promissory Note

Amount Owed: $24,661.00

Interest Rate: 12.0%

Maturity Date: November 05, 2025

Creditor: Priscilla Choi- Promissory Note

Amount Owed: $12,341.00

Interest Rate: 12.0%

Maturity Date: November 05, 2025

Creditor: Julia Park - Loan

Amount Owed: $4,000.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Hyon Y. Choi

Hyon Y. Choi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: September, 2014 - Present

Responsibilities: Responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. Day to Day responsibilities include strategic direction, implementing proposed plans, media and public relations, product development, business development, partnerships, setting work culture and environment. Hyon Choi owns 21.87% equity and does not currently take a salary. Hyon plans to take a salary in 2023 of approximately $86,000 per year. He plans to take this once the $5M grant comes through which is anticipated in February 2023.

Name: Michael Jinks

Michael Jinks's current primary role is with Pollen Electric, LLC. Michael Jinks currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: February, 2016 - Present

Responsibilities: Attend Board Meetings and develop strategies. Currently does not take a salary. Has 1.69% equity.

Other business experience in the past three years:

Employer: Wags Capital

Title: CFO

Dates of Service: January, 2021 - October, 2022

Responsibilities: Finance Strategy, Analysis, Business Development

Other business experience in the past three years:

Employer: Cash Network

Title: Partner, Co-Founder

Dates of Service: January, 2012 - July, 2021

Responsibilities: Finance Strategy, Analysis, Business Development

Other business experience in the past three years:

Employer: Pollen Electric, LLC

Title: Managing Partner

Dates of Service: October, 2022 - Present

Responsibilities: Finance Strategy, Analysis, Business Development

Name: Patrick McGowan

Patrick McGowan's current primary role is with NGMI Global. Patrick McGowan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2014 - Present

Responsibilities: Attend board meetings. Currently does not take a salary. Has 19.81% equity.

Other business experience in the past three years:

Employer: Spinning Rock

Title: CEO

Dates of Service: December, 2018 - December, 2020

Responsibilities: Design, Business Development, Strategy

Other business experience in the past three years:

Employer: NGMI Global

Title: General Partner

Dates of Service: June, 2021 - Present

Responsibilities: Analysis, Product Incubation

Name: Dave Murray

Dave Murray's current primary role is with Accountants & Tax Consultants LLC. Dave Murray currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: January, 2023 - Present

Responsibilities: Responsible for tracking cash flow, financial planning, analyzing the company's financial strengths and weaknesses, and routine accounting functions. No Salary; No Equity.

Other business experience in the past three years:

Employer: Accountants & Tax Consultants LLC

Title: President

Dates of Service: July, 2013 - Present

Responsibilities: CPA

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the

rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Hyon Y. Choi

Amount and nature of Beneficial ownership: 3,562,600

Percent of class: 21.87

RELATED PARTY TRANSACTIONS

Name of Entity: Consciousness Incorporated

Names of 20% owners: Hyon Choi

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: In 2021, the Company received money from Consciousness Incorporated, owned by the shareholder and the CEO, Hyon Choi, in the amount of $29,375. The loan bears no interest rate and has no set maturity date.

Material Terms: As of December 31, 2021, and December 31, 2020, the outstanding loan is in the amount of $29,375 and $0, respectively.

Name of Entity: Hyon Choi

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: In 2021, the Company received money from the shareholder and the CEO, Hyon Choi, in the amount of $304. The loan bears no interest rate and has no set maturity date.

Material Terms: As of December 31, 2021, and December 31, 2020, the outstanding loan is in the amount of $304 and $0, respectively.

Name of Entity: Consciousness Incorporated

Names of 20% owners: Hyon Choi

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: As of December 31, 2020, the company had receivable from Consciousness Incorporated, related party in the amount of $1,746.

Material Terms: The entire amount was collected during 2021.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 502,032 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 75,000,000 with a total of 16,291,600 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. If any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

Liquidation. If any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends. If any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as

may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

Liquidation. If any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation upon the consummation of and the listing and trading on a stock exchange of a Public Offering. The term "Public Offering" shall mean the offer and sale of securities of the Corporation for cash pursuant to an effective registration statement under the Securities Act of 1933, as amended, on Form S-1, or any successor form) in a Firm Commitment Underwriting. The term "Firm Commitment Underwriting" shall mean the securities are offered pursuant to an underwriting or similar agreement under which the underwriters are committed to purchase all of the securities being offered, except those purchased by others pursuant to a rights offering, if the underwriters purchase any of the securities.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage

companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class B Common Stock in the amount of up to $1,234,998.72 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our product.

Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Ponix, Inc was formed on May 5th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on

any shares once our directors determine that we are financially able to do so. Ponix, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable

manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a significant return. Management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering, if any, will be used for working capital and general corporate purposes, including to fund construction of planned facilities. Management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of the stock. We have an evolving business model, which increases the complexity of our business and makes it difficult to evaluate our future business prospects. Our business model is continuing to evolve. We are primarily engaged in building a sustainable food company with a resilient and scalable ecosystem of applied technology greenhouses to produce fresh produce and food products in the U.S. We also intend to pursue additional opportunities through partnerships with third parties, including opportunities outside of the U.S. From time to time, we may continue to modify aspects of our business model relating to our products and services. We do not know whether these or any other modifications will be successful. The evolution of and modifications to our business model will continue to increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance and financial resources. Future additions to or modifications of our business model are likely to have similar effects. Further, any new products or services we offer that are not favorably received by the market could damage our reputation or our brand. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. We face risks inherent in the greenhouse agriculture business, including the risks of diseases and pests. We are focused on building small- and large-scale facilities across the US and in some foreign countries through partners with the goal of providing quality supply of fresh fruits and vegetables. As an agricultural business, we are subject to the risks inherent in an agricultural business, such as insects, plant and seed diseases and similar agricultural risks, which may include crop losses, for which we are not insured; production of non-saleable products; and rejection of products for quality or other reasons, all of which may materially affect our operational and financial performance. Although our produce is grown in climate-controlled greenhouses, there can be no assurance that natural elements will not have an effect on the production of these products. The unavailability, reduction or elimination of government and economic incentives could negatively impact our business, prospects, financial condition and operating results. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of our operations or other reasons may result in the diminished competitiveness of the industry generally or our products in particular. This could materially and adversely affect the growth of the CEA facility markets and our business, prospects, financial condition and operating results. Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, results of operations and financial condition. The manufacture and marketing of food products is highly regulated. We and our suppliers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business,

including the manufacture, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our employees and the protection of the environment. A cybersecurity incident or other technology disruptions could negatively impact our business. We use or plan to use computers, software and technology in substantially all aspects of our business operations. We build and operate robotics which rely on these technologies. Our employees also use or plan to use mobile devices, social networking and other online activities to connect with crew members, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Cybersecurity incidents are increasing rapidly in their frequency, sophistication and intensity, with third-party phishing and social engineering attacks. Our business involves sensitive information and intellectual property, including know-how, private information about crew members and financial and strategic information about us and our business partners. While we have implemented and plans to implement measures to prevent security breaches and cyber incidents, these preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation or release of sensitive information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers and distributors, potential liability and competitive disadvantage all of which could negatively impact our business, financial condition or results of operations. If we are unable to apply technology effectively in driving value for our clients through our technology-based platforms, our results of operations, client relationships and growth could be adversely affected. Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by digital disruption and developments in technology. These may include new robotics and automation products which we seek to introduce as turnkey indoor growing technology solutions. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants such as technology companies and others. These new entrants are focused on using technology and innovation, including artificial intelligence, to simplify and improve the client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate. If we fail to develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences and internal control standards, our value proposition and operating efficiency could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. Our ability to build our technology depends on obtaining necessary capital when needed and on acceptable terms, which we may not be able to secure. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our results of operations, client relationships, growth and compliance programs. The loss of any intellectual property could enable other companies to compete more effectively with us. We own trademarks and other proprietary rights that are important to our business. These are valuable assets that reinforce the distinctiveness of our brand to consumers. We believe that the protection of our intellectual property is important to our success. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including trademarks and copyrights. We may be unable to obtain or qualify for government grants and incentives in

the future. We applied for and received various government grants and incentives in connection with our business, and we may in the future apply for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support sustainable agriculture. Our ability to obtain funds or qualify for incentives from government or other sources is subject to availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining or qualifying for any of these additional grants, loans and other incentives, and failure to obtain or qualify for these grants, loans and other incentives could have a negative effect on our operating costs and ability to open additional greenhouses. Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could negatively impact our business, prospects, financial condition and operating results. We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results. The COVID-19 pandemic could negatively impact on our business, results of operations and financial condition. In connection with the COVID-19 pandemic, and variants thereof, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. While such measures have been relaxed in certain jurisdictions, to the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain, treat, or prevent COVID-19, there is likely to be an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect our operations and demand for our products. Although we have not experienced material financial impacts due to the pandemic, the fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Although our business is considered an "essential business," the COVID-19 pandemic could result in labor shortages, which could result in our inability to plant and harvest crops at full capacity and could result in spoilage or loss of unharvested crops. The impact of COVID-19 on

any of our suppliers, distributors, transportation or logistics providers may negatively affect our costs of operation and our supply chain. If the disruptions caused by the COVID- 19 pandemic, including decreased availability of labor, continue despite the increasing availability of vaccines, our ability to meet the demands of distributors and customers may be materially impacted. Further, the COVID-19 pandemic may impact customer and consumer demand. There may be significant reductions or volatility in consumer demand for our products due to the temporary inability of consumers to purchase these products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, decreased consumer confidence and spending, inflation or pantry-loading activity, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations and future growing seasons. The extent of the COVID-19 pandemic's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic and the effectiveness of vaccines against COVID-19 and variants thereof, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of the COVID-19 pandemic on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could negatively impact our business, financial condition results of operations and cash flows, and may also have the effect of heightening many of the other risks described in this "Risk Factors" section. If we fail to retain and motivate members of our management team or other key employees, our business and future growth prospects would be harmed. Our success and future growth depend largely upon the continued services of our executive officers as well as other key employees. These executives and key employees have been primarily responsible for determining the strategic direction of the business and executing our growth strategy and are integral to our brand, culture and reputation with distributors and others in the industry. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. The loss of one or more of executive officers, or the failure by the executive team to effectively work with employees and lead the company, could harm our business. The Company's CEO does not currently take a salary. Hyon Choi, the Company CEO, does not currently take a salary, however, he owns 21.87% equity of the company. Hyon plans to take a salary in 2023 of approximately $86,000 per year. He plans to take this once the $5M grant comes through which is anticipated in February 2023. There is some risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Ponix, Inc.

By /s/ *Hyon Choi*

     Name: Ponix, Inc

     Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Hyon Choi, the President of Ponix, Inc, hereby certify that the financial statements of Ponix, Inc and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $\underline{\ 528,877\ }$; taxable income of $\underline{\ 63,378\ }$ and total tax of $\underline{\ 6,557\ }$. $\qquad$ (cash basis)
  (Federal cash basis)   (Federal & State)

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___4/24/2023___ .

_____ (Signature)

_____President_____ (Title)

_____4/24/2023_____ (Date)

PONIX, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Ponix, Inc.
Atlanta, Georgia

We have reviewed the accompanying financial statements of Ponix, Inc.   (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related income statement, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 24, 2023
Los Angeles, California

PONIX INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	27,904	$	134
Acccount receivables, net		-		134,838
Due from related party		942		-
Total Current Assets		**28,846**		**134,972**
Property and Equipment, net		9,184		12,857
Right of Use Asset (ROU)		25,729		-
Intangible Assets		15,333		16,255
Total Assets	$	**79,092**	$	**164,084**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	115,930
Credit Cards		-		-
Current Portion of Promissory Notes and Loans		21,132		47,008
Other Current Liabilities		6,557		-
Total Current Liabilities		**27,689**		**162,938**
Promissory Notes and Loans		54,290		65,979
Operating Lease Liability		25,729		-
Total Liabilities		**107,707**		**228,918**
STOCKHOLDERS EQUITY				
Common Stock		1,629		1,629
Additional Paid in Capital		64,885		61,698
Retained Earnings/(Accumulated Deficit)		(95,129)		(128,161)
Total Stockholders' Equity		**(28,615)**		**(64,834)**
Total Liabilities and Stockholders' Equity	$	**79,092**	$	**164,084**

See accompanying notes to financial statements.

PONIX INC.

INCOME STATEMENT

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	351,485	$	149,290
Cost of Goods Sold		82,927		136,623
Gross profit		268,558		12,667
Operating expenses				
General and Administrative		203,236		46,208
Sales and Marketing		7,627		-
Research and Development		-		-
Total operating expenses		210,863		46,208
Operating Income/(Loss)		57,695		(33,541)
Interest Expense		2,217		-
Other Loss/(Income)		22,446		-
Income/(Loss) before provision for income taxes		33,032		(33,541)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**33,032**	**$**	**(33,541)**

See accompanying notes to financial statements.

PONIX INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	**Shares**	**Amount**	**Capital**	**(Accumulated Deficit)**	**Equity**
Balance—December 31, 2020	-	$ -	$ -	$ **(94,619)**	$ **(94,619)**
Conversion from LLC into C Corp	16,291,600	1,629	61,698		63,327
Net income/(loss)				(33,541)	(33,541)
Balance—December 31, 2021	16,291,600	1,629	61,698	$ (128,161)	$ **(64,834)**
Stock-based compensation			3,188		3,188
Net income/(loss)				33,032	33,031
Balance—December 31, 2022	**16,291,600**	**$ 1,629**	**$ 64,885**	**$ (95,129)**	**$ (28,615)**

See accompanying notes to financial statements.

PONIX INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	33,032	$	(33,541)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		3,674		2,143
Amortization of Intangibles		2,957		4,125
Stock-based compensation		3,188		
Changes in operating assets and liabilities:				
Acccount receivables, net		134,838		(134,838)
Due from related party		(942)		1,746
Accounts Payable		(115,931)		115,930
Credit Cards		-		(103)
Other Current Liabilities		6,557		
Net cash provided/(used) by operating activities		**67,371**		**(44,538)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(15,000)
Purchases of Intangible Asset		(2,035)		
Net cash provided/(used) in investing activities		**(2,035)**		**(15,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		63,327
Repayment of Promissory Notes and Loans		(37,566)		(3,655)
Net cash provided/(used) by financing activities		**(37,566)**		**59,672**
Change in Cash		27,770		134
Cash—beginning of year		134		-
Cash—end of year	$	**27,904**	$	**134**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,217	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ponix Inc. was incorporated on May 12, 2021, in the state of Delaware. On June 9, 2021, the Company merged with Ponix LLC, which was formed on September 30, 2014, in the state of New York. The name of the surviving company is Ponix, Inc. The financial statements of Ponix Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, Georgia.

Ponix is a provider of fresh produce and indoor farming solutions. The company solutions are easy to on-board, integrate, customize and easy to deploy in various applications. At the core, Ponix establishes and operates sustainable indoor farms within cities, providing consumers and businesses direct access to fresh fruits, vegetables, and herbs. Once the machinery is sold, the company sells growing supplies. The company provides consulting services regarding the feasibility of hydroponic farming, and creates hydroponic farming curriculum for Universities and Local School Districts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Ponix, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale fresh fruits, vegetables, and herbs. The company also provide indoor farming equipment, provide indoor farming consulting services, and also provide educational curriculum services around indoor farming as well.

Cost of sales

Costs of goods sold include the cost of goods sold, contract labor, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $7,627 and $758, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening

balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Tax Payable	6,557	-
Total Other Current Liabilities	$ 6,557	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 19,897	$ 19,897
Property and Equipment, at Cost	19,897	19,897
Accumulated depreciation	(10,713)	(7,040)
Property and Equipment, Net	$ 9,184	$ 12,857

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $3,674 and $2,143, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2022		2021
Patent	$	31,148	$	29,113
Intangible assets, at cost		**31,148**		**29,113**
Accumulated amortization		(15,815)		(12,858)
Intangible assets, Net	$	**15,333**	$	**16,255**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $2,957 and $4,125, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(2,957)
2024		(2,957)
2025		(2,957)
2026		(2,957)
Thereafter		(3,507)
Total	$	**(15,333)**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The company is authorized to issue 75,000,000 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and 2,000,000 shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). As of December 31, 2022, and December 31, 2021, 16,291,600 have been issued and are outstanding, respectively.

7.   SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 38,013,733 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-		-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	8,145,800	$ 0.00	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	8,145,800	$ -	9.56
Exercisable Options at December 31, 2022	8,145,800	$ -	9.56

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $3,188 and $0, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Consciousness Incorporated -loan	$ 29,375	0.00%	Fiscal year 2021	Not set	$ -	$ -	$ -	$ 29,375	$ -	$ 29,375
Hyon Choi - loan	$ 304	0.00%	Fiscal year 2021	Not set	$ -	$ -	$ -	$ 304	$ -	$ 304
Dennis Fernland - Loan	$ 11,030	0.00%	Fiscal year 2019	Not set	$ 11,030	$ -	$ 11,030	$ 11,030	$ -	$ 11,030
OKMagz, LLC- Promissory Note	$ 115,930	12.00%	Fiscal year 2020	8/1/2025	$ -	$ 29,629	$ 29,629	$ 2,300	$ 28,978	$ 31,278
Lucas Kraft- Promissory Note	$ 29,375	12.00%	Fiscal year 2020	11/5/2025	$ -	$ 24,661	$ 24,661	$ -	$ 24,661	$ 24,661
Priscilla Choi- Promissory Note	$ 304	12.00%	Fiscal year 2020	11/5/2023	$ 6,102	$ -	$ 6,102	$ -	$ 12,341	$ 12,341
Julia Park - Loan	$ 4,000	0.00%	Fiscal year 2020	Not set	$ 4,000	$ -	$ 4,000	$ 4,000	$ -	$ 4,000
Total					$ 21,132	$ 54,290	$ 75,422	$ 47,008	$ 65,979	$ 112,988

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 21,132
2024	-
2025	54,290
Thereafter	-
Total	**$ 75,422**

Lease

The company entered into an operating lease agreement for certain business premises. Our lease has original lease periods expiring in 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ -
Additions	$ 26,741
Lease payments	(1,012)
Balance at end of period	**$ 25,729**

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 12,558
2024	13,196
2025	-
2026	-
2027	
Thereafter	-
Total	$ **25,754**

9. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2022	December 31, 2021
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 6,557	$ (10,396)
Total Deferred Tax Expense/(Benefit)	$ 6,557	$ (10,396)
Valuation Allowance	(6,557)	10,396
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 2022	December 31, 2021
Net Operating Loss	$ 3,839	$ 10,396
Valuation Allowance	$ (3,839)	$ (10,396)
Net Deferred Tax Assets	$ -	$ -

The cumulative NOLs are $14,352 as of December 31, 2022.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

In 2023, the company has raised $16,837 by issuing 6,845 stocks on CrowdFunding platform StartEngine at a price of $2.46 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Hyon Choi, Principal Executive Officer of Ponix, Inc., hereby certify that the financial statements of Ponix, Inc. included in this Report are true and complete in all material respects.

Hyon Choi

President